Exhibit 99.1

Hanwha Q CELLS Reports Fourth Quarter and Full Year 2016 Results

Seoul, South Korea, March 23, 2017 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2016. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on March 23, 2017.

Fourth Quarter 2016 Highlights

•	Net revenues were $565.9 million, compared with $707.8 million in the third quarter of 2016 and $702.1 million in the fourth quarter of 2015.

•	Gross margin was 9.5%, compared with 19.9% in the third quarter of 2016 and 19.1% in the fourth quarter of 2015.

•	Operating loss was $6.1 million, compared with operating income of $72.4 million in the third quarter of 2016 and operating income of $53.8 million in the fourth quarter of 2015.

•	Net loss attributable to Company’s ordinary shareholders was $25.5 million, compared with net income of $41.7 million in the third quarter of 2016 and net income of $26.0 million in the fourth quarter of 2015.

•	Loss per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.31, compared with earnings per fully diluted ADS of $0.50 in the third quarter of 2016 and earnings per fully diluted ADS of $0.31 in the fourth quarter of 2015.

Full Year 2016 Highlights

•	Total revenue-recognized module shipments in 2016 were 4,583 MW for the full year 2016, an increase of 55.0% from 2,956 MW for the full year 2015.

•	Total net revenues were $2,426.6 million for the full year 2016, an increase of 34.8% from $1,800.8 million for the full year 2015.

•	Gross margin rate was 18.7% for the full year 2016, compared with 18.5% for the full year 2015.

•	Operating income was $207.5 million in the full year 2016, compared with $77.9 million in the full year 2015.

•	Net income attributable to Company’s ordinary shareholders was $120.5 million for the full year 2016, compared with $43.8 million for the full year 2015.

•	Earnings per fully diluted ADS were $1.45 for the full year 2016, compared with $0.53 for the full year 2015.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS, remarked “We achieved record high total module shipment and revenue in the full year 2016 while establishing solid market positioning in key strategic markets in both mature and emerging countries. In 2016, we have also successfully ramped up a world leading PERC cell in-house production capability, now having produced over 3 GW[1] of both mono and multi PERC cells since 2015, positioning Hanwha Q CELLS as a global leader in production of advanced cells.”

“Despite the market’s concern for global solar demands, we have started 2017 with a strong momentum,” Mr. Nam continued. “Hanwha Q CELLS was awarded the tender to construct the region’s largest 1 GW solar power plant in Turkey, which will help us establish a stronger foothold in the region with great growth potentials, and we have also entered into several large module supply contracts strengthening our sales backlog for the year.”

Mr. Jay Seo, CFO of Hanwha Q CELLS, said “Our fourth quarter results came in weaker than anticipated due to certain project schedule delays, which prevented us from recognizing certain revenues in the year 2016, and several other one-time accounting adjustments, such as measurement of inventory at the lower of cost or market and asset impairments.” Mr. Seo added, “We will continue to execute on reducing manufacturing costs and augmenting operation expense controls, while diligently managing our balance sheet and cash management.”

[1] Also includes PERC cells produced by Hanwha Q CELLS Korea Corporation, an affiliate of the Company

Fourth Quarter 2016 Financial Results

Net Revenues

•	Total net revenues were $565.9 million, down 20.0% from $707.8 million in the third quarter of 2016 and down 19.4% from $702.1 million in the fourth quarter of 2015.

Gross Profit and Margin

•	Gross profit in the fourth quarter of 2016 was $54.0 million, compared with $140.5 million in the third quarter of 2016 and $134.2 million in the fourth quarter of 2015.
•	Gross margin in the fourth quarter of 2016 was 9.5%, compared with 19.9% in the third quarter of 2016 and 19.1% in the fourth quarter of 2015.

Operating Expense, Income and Margin

•	Total operating expenses were $60.1 million in the fourth quarter of 2016, down 11.7% from $68.1 million in the third quarter of 2016 and down 25.2% from $80.4 million in the fourth quarter of 2015.
•	Selling and marketing expenses were $27.9 million in the fourth quarter of 2016, down 23.4% from $36.4 million in the third quarter of 2016 and down 23.1% from $36.3 million in the fourth quarter of 2015.
•	General and administrative expenses were $20.3 million in the fourth quarter of 2016, up 3.0% from $19.7 million in the third quarter of 2016 and down 32.8% from $30.2 million in the fourth quarter of 2015.
•	Research and development expenses were $11.9 million in the fourth quarter of 2016, down 0.8% from $12.0 million in the third quarter of 2016 and down 14.4% from $13.9 million in the fourth quarter of 2015.

Net Interest Expense

•	Net interest expense was $12.2 million in the fourth quarter of 2016, compared with $12.4 million in the third quarter of 2016 and $18.4 million in the fourth quarter of 2015.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange loss was $7.5 million in the fourth quarter of 2016, compared with a net loss of $2.3 million in the third quarter of 2016 and net loss of $6.6 million in the fourth quarter of 2015.

Gain (loss) on change in Fair Value of Derivative Contracts

•	The Company recorded a net gain of $7.0 million in the fourth quarter of 2016 from the change in fair value of derivatives in hedging activities, compared with a net loss of $2.1 million in the third quarter of 2016 and a net loss of $0.7 million in the fourth quarter of 2015.

Income Tax Expense (Benefit)

•	Income tax benefit was $5.4 million in the fourth quarter of 2016, compared with an income tax expense of $10.3 million in the third quarter of 2016 and an income tax expense of $4.6 million in the fourth quarter of 2015.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net loss attributable to Company’s ordinary shareholders was $25.5 million in the fourth quarter of 2016, compared with net income of $41.7 million in the third quarter of 2016 and net income of $26.0 million in the fourth quarter of 2015.
•	Loss per fully diluted ADS on a GAAP basis was $0.31 in the fourth quarter of 2016, compared with earnings per fully diluted ADS of $0.50 in the third quarter of 2016 and earnings per fully diluted ADS of $0.31 in the fourth quarter of 2015.

Financial Positions

As of December 31, 2016, the Company had cash and cash equivalents of $390.9 million, compared with $254.8 million as of September 30, 2016. The restricted cash as of December 31, 2016 was $108.1 million, compared with $147.2 million as of September 30, 2016.

As of December 31, 2016, accounts receivable was $415.1 million, compared with $453.1 million as of September 30, 2016. Inventories were $333.5 million as of December 31, 2016, compared with $451.7 million as of September 30, 2016.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $527.9 million as of December 31, 2016, an increase of $113.0 million from the third quarter of 2016. As of December 31, 2016, the Company had total long-term debt (net of current portion and long-term notes) of $643.7 million, a decrease of $153.2 million from the third quarter of 2016. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to fourteen years.

Net cash provided by operating activities was $94.8 million in the fourth quarter of 2016.

Capital expenditures were $25.1 million in the fourth quarter of 2016.

Full Year 2016 Financial Results

Net Revenues

•	Total net revenues were $2,426.6 million, up 34.8% from $1,800.8 million for the full year 2015.

Gross Profit and Margin

•	Gross profit was $454.7 million, compared with $334.0 million for the full year 2015.
•	Gross margin was 18.7%, compared with 18.5% for the full year 2015.

Operating Expense, Income and Margin

•	Total operating expenses were $247.2 million, down 3.5% from $256.1 million for the full year 2015.
•	Selling and marketing expenses were $120.2 million, up 27.7% from $94.1 million for the full year 2015.
•	General and administrative expenses were $77.6 million, down 15.4% from $91.7 million for the full year 2015.
•	Research and development expenses were $49.4 million, up 2.3% from $48.3 million for the full year 2015.

Net Interest Expense

•	Net interest expense was $46.7 million, compared with $56.0 million for the full year 2015.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange loss was $4.0 million, compared with a net loss of $23.6 million for the full year 2015.

Gain (loss) on change in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $24.1 million from the change in fair value of derivatives in hedging activities, compared with a net gain of $9.6 million for the full year 2015.

Income Tax Expense (Benefit)

•	Income tax expense was $0.8 million, compared with an income tax expense of $10.1 million for the full year 2015.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company’s ordinary shareholders was $120.5 million, compared with net income of $43.8 million for the full year 2015.
•	Earnings per fully diluted ADS on a GAAP basis was $1.45, compared with earnings per fully diluted ADS of $0.53 for the full year 2015.

Financial Positions

As of December 31, 2016, the Company had cash and cash equivalents of $390.9 million, compared with $200.0 million as of December 31, 2015. The restricted cash as of December 31, 2016 was $108.1 million, compared with $172.2 million in the previous year.

As of December 31, 2016, accounts receivable was $415.1 million, compared with $641.9 million as of December 31, 2015. Inventories were $333.5 million, compared with $406.1 million as of December 31, 2015.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $527.9 million as of December 31, 2016, an increase of $111.2 million from the full year of 2015. As of December 31, 2016, the Company had total long-term debt (net of current portion and long-term notes) of $643.7 million, a decrease of $9.8 million from the full year of 2015. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to fourteen years.

Net cash provided by operating activities was $125.5 million in the full year 2016.

Capital expenditures were $137.7 million in the full year 2016.

Operations Updates

Production Capacity

As of December 31, 2016, the Company’s in-house, annualized production capacities were 1,550 MW for ingot, 950 MW for wafer, 4,150 MW for cell and 4,150 MW for module.

Additionally, the Company has an access of module supply of up to 1,550 MW (annualized) as of December 31, 2016 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company.

Business Outlook

First Quarter and Full Year 2017 Guidance

For the first quarter of 2017, the Company estimates net revenues in the range of $410 to 430 million.

For the full year 2017, the Company estimates:

•	Total module shipments in the range of 5,500 to 5,700 MW

•	Revenue-recognized module shipments in the range of 5,300 to 5,500 MW

•	Capital expenditures of approximately $50 million for manufacturing technology upgrades and certain R&D related expenditures

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on March 23, 2017. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: http://edge.media-server.com/m/p/5wtyqxo3.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090
United States	+1 (845) 675-0437
South Korea	+82 (0)2 6490-3660
Germany	08001820671
China, Domestic Hong Kong	8008190121 / 4006208038 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at http://investors.hanwha-qcells.com and also by dialing numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	0079861361602
Germany	08001802149
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID 83925129

Replay time period: March 23, 2017 11:00 ET – March 31, 2017 08:59 ET

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ), with diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com/.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the first quarter and the full year 2017, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	December 31, 2016	September 30, 2016	December 31, 2015
ASSETS	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	390.9	254.8	200.0
Restricted cash	108.1	147.2	172.2
Accounts and notes receivable - net	330.8	327.0	365.1
Receivables from related parties	84.3	126.1	276.8
Inventories	333.5	451.7	406.1
Loans to related parties	13.0	120.0	47.8
Other current assets	80.1	101.4	102.7
Total current assets	1,340.7	1,528.2	1,570.7

Long-term prepayments	-	1.9	2.6
Fixed assets - net	758.4	822.6	877.3
Intangible assets - net	12.2	18.5	14.8
Land use rights - net	52.3	49.7	51.8
Deferred tax assets - net	0.6	(0.4)	0.8
Loans to related parties	3.0	3.0	9.3
Other long-term assets	31.5	24.0	20.2
Total assets	2,198.7	2,447.5	2,547.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	199.8	142.2	226.1
Notes payable	107.2	140.0	129.0
Payables to related parties	128.7	247.4	169.0
Loans from related parties	-	-	32.4
Deferred revenue	18.9	24.9	402.1
Accrued expenses	36.6	41.9	41.8
Other payables	22.7	20.4	25.0
Tax payables	16.0	20.2	0.2
Short-term debt	407.4	404.1	255.6
Current portion of long-term debt	120.5	10.8	161.1
Customer deposits	17.3	31.9	7.0
Unrecognized tax benefit	-	-	17.9
Derivative contracts	-	10.6	0.8
Litigation accruals	0.2	1.7	5.9
Deferred tax liabilities	2.4	1.1	5.7
Warranty provision	42.2	43.8	43.6
Other current liabilities	6.3	4.7	7.3
Total current liabilities	1,126.2	1,145.7	1,530.5

Long-term debt	643.7	796.9	653.5
Long-term warranty provision	19.0	20.7	17.4
Deferred tax liabilities	7.2	6.7	5.9
Total liabilities	1,796.1	1,970.0	2,207.3
Redeemable ordinary shares	-	-	-
Stockholders' equity
Ordinary shares	0.4	0.4	0.4
Additional paid-in capital	431.7	431.8	431.1
Accumulated income (deficit)	99.8	125.7	(20.2)
Accumulated other comprehensive loss	(129.3)	(80.4)	(71.1)
Total stockholders' equity	402.6	477.5	340.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,198.7	2,447.5	2,547.5

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended			For the twelve months ended
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net sales	565.9	707.8	702.1	2,426.6	1,800.8
Cost of goods sold	511.9	567.3	567.9	1,971.9	1,466.8
Gross profit	54.0	140.5	134.2	454.7	334.0
Selling and marketing expenses	27.9	36.4	36.3	120.2	94.1
General and administrative expenses	20.3	19.7	30.2	77.6	91.7
Research and development expenses	11.9	12.0	13.9	49.4	48.3
Restructuring charges	-	-	-	-	22.0
Operating income (loss)	(6.1)	72.4	53.8	207.5	77.9
Other income (expenses)
Interest income	3.1	0.1	4.5	8.1	10.9
Interest expense	(15.3)	(12.5)	(22.9)	(54.8)	(66.9)
Foreign exchange gain (loss)	(7.5)	(2.3)	(6.6)	(4.0)	(23.6)
Gain (loss) on change in fair value of derivative contracts	7.0	(2.1)	(0.7)	(24.1)	9.6
Investment income (loss)	0.8	(0.6)	(0.4)	(1.2)	(1.9)
Other income (expense) - net	(12.9)	(3.0)	2.9	(10.2)	(0.6)
Reversal of litigation accruals	-	-	-	-	48.5
Other expense, net	(24.8)	(20.4)	(23.2)	(86.2)	(24.0)
Income (loss) before income tax	(30.9)	52.0	30.6	121.3	53.9

Income tax expense (benefit)	(5.4)	10.3	4.6	0.8	10.1
Net income (loss)	(25.5)	41.7	26.0	120.5	43.8

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	(US$0.01)	US$0.01	US$0.01	US$0.03	US$0.01
Diluted	(US$0.01)	US$0.01	US$0.01	US$0.03	US$0.01

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	(US$0.31)	US$0.50	US$0.31	US$1.45	US$0.53
Diluted	(US$0.31)	US$0.50	US$0.31	US$1.45	US$0.53

Number of shares used in computation of net income (loss) per share:
Basic	4,159,051,773	4,159,051,773	4,158,755,035	4,158,984,882	4,120,369,328
Diluted	4,159,287,244	4,159,514,634	4,159,506,708	4,159,297,541	4,120,689,668

Number of shares used in computation of net income (loss) per ADS:
Basic	83,181,035	83,181,035	83,175,101	83,179,698	82,407,387
Diluted	83,185,745	83,190,293	83,190,134	83,185,951	82,413,793

Other comprehensive income (loss)
Foreign currency translation adjustment	(48.9)	(2.0)	39.0	(58.2)	(34.6)
Comprehensive income (loss)	(74.4)	39.7	65.0	62.3	9.2